

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 3, 2009

Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110
Attn: Mr. Jeremy B. Kantrowitz

Re: Pioneer Floating Rate Trust (File Nos. 333-121930 and 811-21654)

Dear Sir:

In your letter, dated January 29, 2009, you request that your client, Pioneer Floating Rate Trust, a Delaware statutory trust (the "Trust"), pursuant to the requirements of Rule 30e-1(e) under the Investment Company Act of 1940, as amended (the "Act"), be granted an extension of the period of time in which to transmit to shareholders the annual report for the Trust, for its fiscal year ended November 30, 2008.[1]

Rule 30e-1 of the Act requires each registered management investment company to transmit financial statements to each stockholder of record on a semiannual basis within 60 days of the close of the reporting period. Notwithstanding these requirements, Rule 30e-1(e) provides that the Commission may extend the period of time for transmittal upon written request, provided that the request demonstrates good cause for an extension.

Based upon the information provided in your letter dated January 29, 2009, we cannot grant an extension under Rule 30e-1(e) because we have concluded that the Trust has not met the "good cause" requirement for relief as outlined within the rule.

If you have any comments or questions, please contact Bryan Morris, Assistant Chief Accountant at (202) 551-6935.

Sincerely,

Richard F. Sennett
Chief Accountant
Division of Investment Management

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[1] The Trust also filed with the Commission, simultaneous with the filing of your letter dated January 29, 2009, a Notification of Late Filing on Form 12b-25 with respect to the Trust's Form N-SAR for that fiscal year.